CUSIP No. 09622L102


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                (AMENDMENT NO. 2)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          BLUEFIRE ETHANOL FUELS, INC.
                                (Name of Issuer)

                         Common Stock, par value $0.0001
                         (Title of Class of Securities)

                                    09622L102
                                 (CUSIP Number)

                               Joseph P. Bartlett
        The Law Offices of Joseph P. Bartlett, A Professional Corporation
                             17050 SUNSET BLVD., # D
                           PACIFIC PALISADES, CA 90272
                                 (310) 584-1234

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                December 16, 2008
             (Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /_/.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09622L102



(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         David Gelbaum, Trustee, The Quercus Trust

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (A) /X/
                                                                         (B) /_/

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)

         PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                             /_/

(6)      Citizenship or Place of Organization

         U.S.

                                    (7)     Sole Voting Power
                                            -0-

Number of Shares                    (8)     Shared Voting Power
Beneficially Owned                          11,081,210
by Each Reporting
Person With                         (9)     Sole Dispositive Power
                                            -0-

                                    (10)    Shared Dispositive Power
                                            11,081,210

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         11,081,210

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
                                                                             /_/

(13)     Percent of Class Represented by Amount in Row (11)
         32.7% (1)

(14)     Type of Reporting Person (See Instructions)
         IN

-------------------------
(1) Based on 33,841,269 shares of Common Stock, par value $0.001 per share ("Common Stock") outstanding, calculated in accordance with Rule 13d.

CUSIP No. 09622L102



(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Monica Chavez Gelbaum, Trustee, The Quercus Trust

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (A) /X/
                                                                         (B) /_/

(3)      SEC Use Only

(4) Source of Funds (See Instructions)

         PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                             /_/

(6)      Citizenship or Place of Organization

         U.S.

                                    (7)     Sole Voting Power
                                            -0-

Number of Shares                    (8)      Shared Voting Power
Beneficially Owned                          11,081,210
by Each Reporting
Person With                         (9)     Sole Dispositive Power
                                            -0-

                                    (10)    Shared Dispositive Power
                                            11,081,210

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         11,081,210

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
                                                                             /_/

(13)     Percent of Class Represented by Amount in Row (11)
         32.7% (1)

(14)     Type of Reporting Person (See Instructions)
         IN

-------------------------
(1) Based on 33,841,269 shares of Common Stock, par value $0.001 per share ("Common Stock") outstanding, calculated in accordance with Rule 13d.

CUSIP No. 09622L102



(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         The Quercus Trust

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (A) /X/
                                                                         (B) /_/

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)

         PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                             /_/

(6)      Citizenship or Place of Organization

         U.S.

                                    (7)     Sole Voting Power
                                            -0-

Number of Shares                    (8)     Shared Voting Power
Beneficially Owned                          11,081,210
by Each Reporting
Person With                         (9)     Sole Dispositive Power
                                            -0-

                                    (10)    Shared Dispositive Power
                                            11,081,210

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         11,081,210

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
                                                                             /_/

(13)     Percent of Class Represented by Amount in Row (11)
         32.7% (1)

(14)     Type of Reporting Person (See Instructions)
         OO

-------------------------
(1) Based on 33,841,269 shares of Common Stock, par value $0.001 per share ("Common Stock") outstanding, calculated in accordance with Rule 13d.

CUSIP No. 09622L102


Item 1.

         This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed by The Quercus Trust, David Gelbaum and Monica Chavez Gelbaum (the "Reporting Persons") with the Securities and Exchange Commission on January 4, 2008 and any prior amendments thereto (collectively, the "Prior Schedules"). Capitalized terms used in this Amendment No. 2 but not otherwise defined herein have the meanings given to them in the Prior Schedules. Except as otherwise set forth herein, this Amendment No. 2 does not modify any of the information previously reported by the Reporting Persons in the Prior Schedules.

Item 5.  Interest in Securities of the Issuer

      (a) As of the date of this Amendment No. 2, each Reporting Person beneficially owns 11,081,210 shares of Common Stock, which are held of record by the Trust.

      (b) Each of David Gelbaum and Monica Chavez Gelbaum, acting alone, has the power to exercise voting and investment control over the shares of Common Stock owned by the Trust.

      (c) Pursuant to that certain Purchase Agreement dated as of December 16, 2009, the Reporting Persons agreed to sell to a private purchaser 500,000 shares of common stock of the Issuer (the "Shares"), with the Share being delivered via unrestricted certificates issued to a designee of the purchaser and with the purchase price (i) being set and paid at the time the Shares clear DTC (as defined as being free of any restriction of any kind including by DTC, the Issuer, the transfer agent and the Reporting Persons' brokerage and clearing firms) and (ii) being lesser of 70% of (x) the average closing bid price for a five day period with the day the Shares clear deposit as described above being day three or (y) the closing bid price on the day the purchase price is to be paid. On January 19, 2010, the Shares cleared DTC and the purchase price was determined to be $220,500.00. A copy of the Purchase Agreement is attached hereto as Exhibit "B" and the full text of which is incorporated herein by this reference.

      (d) Not applicable.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         (a) Pursuant to the Power of Attorney filed as Exhibit "B" to Amendment No. 2 to Schedule 13D filed on August 24, 2007 with respect to the issuer Emcore Corp., David Gelbaum has been appointed as Monica Chavez Gelbaum's Attorney-In-Fact.

         (b) Purchase Agreement dated December 16, 2009

Item 7.  Material to Be Filed as Exhibits

         Exhibit A:        Agreement Regarding Joint Filing of Amendment No. 2
                           to Schedule 13D.

         Exhibit B:        Purchase Agreement dated December 16, 2009

CUSIP No. 09622L102


SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.



Dated: January 20, 2010          /s/ David Gelbaum
                                  ----------------------------------------------
                                  David Gelbaum, Co-Trustee of The Quercus Trust



                                  /s/ David Gelbaum, as Attorney-In-Fact for
                                      Monica Chavez Gelbaum
                                  ----------------------------------------------
                                  Monica Chavez Gelbaum, Co-Trustee of The
                                  Quercus Trust



                                  /s/ David Gelbaum
                                  ----------------------------------------------
                                  The Quercus Trust, David Gelbaum, Co-Trustee
                                  of The Quercus Trust

CUSIP No. 09622L102




                                    EXHIBIT A

       AGREEMENT REGARDING JOINT FILING OF AMENDMENT NO. 2 TO SCHEDULE 13D



      The undersigned agree that the Amendment No. 2 to Schedule 13D with respect to the Common Stock of Ascent Solar Technologies, Inc. is a joint filing being made on their behalf.



Dated: January 20, 2010          /s/ David Gelbaum
                                  ----------------------------------------------
                                  David Gelbaum, Co-Trustee of The Quercus Trust



                                  /s/ David Gelbaum, as Attorney-In-Fact for
                                      Monica Chavez Gelbaum
                                  ----------------------------------------------
                                  Monica Chavez Gelbaum, Co-Trustee of The
                                  Quercus Trust



                                  /s/ David Gelbaum
                                  ----------------------------------------------
                                  The Quercus Trust, David Gelbaum, Co-Trustee
                                  of The Quercus Trust

                                   Exhibit B

                               Purchase Agreement

                               PURCHASE AGREEMENT

This Purchase Agreement (the "Agreement"), dated December 16, 2009, is by and between Mammoth Corporation (the "Buyer"), and Quercus Trust (the "Seller"), as follows:

         1. As of today's date, Buyer agrees to purchase and seller agrees to sell, subject to all terms and conditions contained herein, up to 500,000 free trading shares of Bluefire Ethanol Fuels, Inc., (OTCBB: BFRE), with the shares being delivered via unrestricted certificates issued to International Capital Group, LLC (FEIN: 80-0238979) and with the purchase price being set and paid at the time each of the shares the shares clear DTC (defined as being free of any restriction of any kind including by DTC, the issuer, the transfer agent and Buyer's brokerage and clearing firms), and being lesser of 70% of the following:

          o the average closing bid price for a five day period with the day the shares clear deposit as described above being day three; or closing bid price on the day THE purchase price is to be paid.

         2. For each transaction, Mammoth Corporation will pay a deposit of the 50% of what the purchase price would be on the date the certificate for each transaction is received with an acceptable legal opinion and all documents necessary for Buyer or its assign to deposit the shares, with the balance of the purchase price for the each transaction being set and paid on the date the shares purchased clear deposit into DTC as defined in paragraph 1.

         [WRITTEN IN AND INITIALED ON THE ORIGINAL -- MAMMOTH CORPORATION WILL UNDERTAKE AND USE COMMERCIALLY REASONABLE EFFORTS TO CLEAR DTC.]

         3. A finder's fee of 5% from the purchase price will be deducted from the amount paid by Mammoth Corporation to Seller at the time of each funding and will be sent to Equinox Securities/Michael Draper ("the Finder"). Seller agrees to the payment of the finder's fee described above and hereby authorizes Mammoth Corporation to disburse the finder's fee on behalf of Seller to the Finder.

         4. Seller represents and warrants that the above described shares are owned by Seller, that Seller has the full authority and ability to transfer the Shares to Buyer and that the shares are registered in a registration statement dated 5/18/2009 and that Mammoth Corporation's purchase of the shares and Mammouth's resale of the shares are free from restriction, and that Seller has the full authority and ability to transfer the Shares to Buyer. Seller also represents and Warrants that it is not an affiliate, as defined in Rule 144 of the Securities and Exchange Commission, of BFRE and that none of the funds provided pursuant to this agreement will be provided, directly or indirectly, to an affiliate of BFRE. Seller will, provide an acceptable legal opinion from BFRE's corporate counsel confirming the representations contained in THIS agreement. Seller also represents and warrants that there are no stops, liens, encumbrances, or Court orders that would in any way interfere with the transactions contemplated by this agreement.

         5. The rights under this agreement are assignable by Buyer. Buyer or any assign thereof will become the owner of the Shares and will enjoy all rights attendant to the ownership of the Shares, including but not limited to, the right to transfer, encumber, hypothecate, assign or otherwise dispose the Shares.


BH - initial                                                        Page 1 of 2
---

         6. In the event that additional documents are required for the transfer of the Shares, Seller agrees to fully cooperate with the transfer of the Shares and sign any and all documents necessary to transfer the Shares to Buyer and to provide any documentation that may be required, including, but not, limited to an additional acceptable legal opinion, stock power, or any other document deemed by Buyer to be necessary or expedient.

         7. The invalidity of unenforceability of any of the rights or remedies herein shall not in any was affect any of the other rights or remedies herein provided.

         8. The parties acknowledge that this agreement constitutes a sale of stock and that it is not a loan.

         9. The parties intend this agreement to outline transactions planned to take place as described in paragraph one and to accommodate the intended transactions. If for any reason any transaction does not occur or the funds are not sent by Mammoth Corporation or the shares are not freely and electronically transferable by Mammoth Corporation, the agreement is null and void, except any completed transaction will stand and if (in the unlikely event) only one side of any transaction has occurred, both parties agree that neither party shall be unjustly enriched and any party receiving consideration without sending the agreed consideration will promptly return the one sided consideration.

         10. This Agreement embodies the entire agreement and understanding between the parties hereto and supersedes all prior agreements and understandings relating to the subject matter hereof.

         11. This Agreement is being delivered and is intended to be performed in Lake County, Illinois and jurisdiction and venue for any action arising hereunder shall be solely in the Lake County Circuit Court and Seller expressly consents to the jurisdiction of that Court for resolution of any disputes that may arise. This Agreement shall be construed and enforced in accordance with and governed by the laws of the State of Illinois, and to the extent applicable, the law of the United States. In the event that Buyer resorts to litigation relating to the rights afforded herein, Seller shall be responsible for the costs incurred by Buyer associated with any such litigation, including reasonable attorney fees, provided Buyer is the prevailing party in any such action regardless of whether the action is brought by Buyer or Seller. The parties agree that a document signed and sent electronically including via facsimile or email is an original and binding document.


Seller: Quercus Trust                               Buyer: Mammoth Corporation


By: /s/  David Gelbaum                              By:  /s/ Brad Hare
    -------------------                                  ----------------------
                                                         Brad Hare, President
David Gelbaum, Trustee
----------------------
Printed Name

BH  Initial                                                         Page 2 of 2
--